 Exhibit 99.1

Zhihu Inc. Reports Unaudited Fourth Quarter and Fiscal Year 2024 Financial Results

BEIJING, China, March 26, 2025 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights

●	Total revenues were RMB859.2 million (US$117.7 million) in the fourth quarter of 2024, compared with RMB1,138.3 million in the same period of 2023.

●	Gross margin expanded to 62.9% in the fourth quarter of 2024 from 59.1% in the same period of 2023.

●	Net income was RMB86.4 million (US$11.8 million) in the fourth quarter of 2024, compared with a net loss of RMB103.1 million in the same period of 2023.

●	Adjusted net income (non-GAAP)[1] was RMB97.1 million (US$13.3 million) in the fourth quarter of 2024, compared with an adjusted net loss of RMB91.3 million in the same period of 2023.

●	Average monthly active users (MAUs)[2] were 81.4 million in the fourth quarter of 2024.

●	Average monthly subscribing members[3] were 14.1 million in the fourth quarter of 2024.

Fiscal Year 2024 Highlights

●	Total revenues were RMB3,598.9 million (US$493.0 million) in 2024, compared with RMB4,198.9 million in 2023.

●	Gross margin expanded to 60.6% in 2024 from 54.7% in 2023.

●	Net loss was RMB169.0 million (US$23.1 million) in 2024, narrowed by 79.9% from 2023.

●	Adjusted net loss (non-GAAP)[1] was RMB96.3 million (US$13.2 million) in 2024, narrowed by 85.4% from 2023.

“The year of 2024 marked a significant turnaround for Zhihu, driven by the successful execution of the strategic roadmap we laid out at the beginning of the year and culminating in a profitable fourth quarter,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “We optimized our ecosystem to foster greater vibrancy and trust across our community, consistently improving user metrics and deepening creator engagement throughout the year. We have consistently invested in AI applications, leveraging our premium content and strong network of trusted experts. By further integrating AI into our diverse community scenarios, we are unlocking new possibilities to redefine user interactions in the AI era while sharpening our own competitive edge.”

Mr. Han Wang, chief financial officer of Zhihu, added, “The fourth quarter of 2024 marked a milestone for Zhihu as we achieved a major inflection point with positive operating profit and net income on both GAAP and non-GAAP basis for the first time—a testament to our strategic focus and successful execution. Improved operating efficiency and disciplined cost management drove significant margin expansion during the quarter, with gross profit margin expanding by 3.8 percentage points year-over-year to 62.9% while operating expenses decreased by 37.9%. Going forward, we will build on this robust momentum to lay a solid foundation for sustainable long-term growth, unlocking greater value for our shareholders and users.”

Fourth Quarter 2024 Financial Results

Total revenues were RMB859.2 million (US$117.7 million), compared with RMB1,138.3 million in the same period of 2023.

Marketing services revenue was RMB315.9 million (US$43.3 million), compared with RMB465.2 million in the same period of 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB420.2 million (US$57.6 million), compared with RMB455.9 million in the same period of 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing member.

Vocational training revenue was RMB84.0 million (US$11.5 million), compared with RMB169.3 million in the same period of 2023. The decrease was primarily driven by lower revenue contribution from our acquired businesses.

Other revenues were RMB39.1 million (US$5.4 million), compared with RMB48.0 million in the same period of 2023.

Cost of revenues decreased by 31.5% to RMB318.5 million (US$43.6 million) from RMB465.2 million in the same period of 2023. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross profit was RMB540.7 million (US$74.1 million), compared with RMB673.1 million in the same period of 2023. Gross margin expanded to 62.9% from 59.1% in the same period of 2023, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Total operating expenses decreased by 37.9% to RMB528.8 million (US$72.4 million) from RMB851.3 million in the same period of 2023.

Selling and marketing expenses decreased by 40.1% to RMB316.2 million (US$43.3 million) from RMB527.6 million in the same period of 2023. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 37.0% to RMB146.6 million (US$20.1 million) from RMB232.6 million in the same period of 2023. The decrease was primarily attributable to more efficient spending on technological innovation and a decrease in personnel-related expenses.

General and administrative expenses decreased by 27.5% to RMB66.0 million (US$9.0 million) from RMB91.1 million in the same period of 2023. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

Income from operations was RMB11.9 million (US$1.6 million), compared with a loss from operations of RMB178.2 million in the same period of 2023.

Adjusted income from operations (non-GAAP)[1] was RMB23.1 million (US$3.2 million), compared with an adjusted loss from operations of RMB165.3 million in the same period of 2023.

Net income was RMB86.4 million (US$11.8 million), compared with a net loss of RMB103.1 million in the same period of 2023.

Adjusted net income (non-GAAP)[1] was RMB97.1 million (US$13.3 million), compared with an adjusted net loss of RMB91.3 million in the same period of 2023.

Diluted net income per American depositary share (“ADS”) [4] was RMB1.00 (US$0.14), compared with a diluted net loss per ADS of RMB1.07 in the same period of 2023.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of December 31, 2024, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB4,859.0 million (US$665.7 million), compared with RMB5,462.9 million as of December 31, 2023.

Fiscal Year 2024 Financial Results

Total revenues were RMB3,598.9 million (US$493.0 million), compared with RMB4,198.9 million in 2023.

Marketing services revenue was RMB1,247.1 million (US$170.9 million), compared with RMB1,653.0 million in 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB1,762.0 million (US$241.4 million), compared with RMB1,826.6 million in 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing member.

Vocational training revenue was RMB468.1 million (US$64.1 million), compared with RMB565.6 million in 2023. The decrease was primarily driven by lower revenue contribution from our acquired businesses, partially offset by the growth of our self-operated course offerings.

Other revenues were RMB121.7 million (US$16.7 million), compared with RMB153.8 million in 2023.

Cost of revenues decreased by 25.5% to RMB1,418.1 million (US$194.3 million) from RMB1,903.0 million in 2023. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross profit was RMB2,180.8 million (US$298.8 million), compared with RMB2,295.8 million in 2023. Gross margin expanded to 60.6% from 54.7% in 2023, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Total operating expenses decreased by 21.0% to RMB2,661.9 million (US$364.7 million) from RMB3,368.1 million in 2023.

Selling and marketing expenses decreased by 21.9% to RMB1,599.2 million (US$219.1 million) from RMB2,048.1 million in 2023. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 18.7% to RMB732.6 million (US$100.4 million) from RMB901.5 million in 2023. The decrease was primarily attributable to more efficient spending on technological innovation and a decrease in personnel-related expenses.

General and administrative expenses decreased by 21.1% to RMB330.2 million (US$45.2 million) from RMB418.5 million in 2023. The decrease was primarily attributable to lower share-based compensation expenses.

Loss from operations narrowed by 55.1% to RMB481.1 million (US$65.9 million) from RMB1,072.2 million in 2023.

Adjusted loss from operations (non-GAAP)[1] narrowed by 54.4% to RMB405.4 million (US$55.5 million) from RMB888.0 million in 2023.

Net loss narrowed by 79.9% to RMB169.0 million (US$23.1 million) from RMB839.5 million in 2023.

Adjusted net loss (non-GAAP)[1] narrowed by 85.4% to RMB96.3 million (US$13.2 million) from RMB659.1 million in 2023.

Diluted net loss per ADS[4] was RMB1.88 (US$0.26), compared with RMB8.46 in 2023.

Share Repurchase Programs

As of December 31, 2024, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program (the “2022 Repurchase Program”), established in May 2022 and extended until June 26, 2025. In addition, a concurrent share repurchase program (the “2024 Repurchase Program”) was established in June 2024 and will remain effective until June 26, 2025. The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2024 Repurchase Program, together with the remaining number of shares (including shares underlying the ADSs) that can be repurchased under the 2022 Repurchase Program, will not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as of June 26, 2024, the date of the resolution granting the general unconditional mandate to purchase the Company’s own shares approved by shareholders.

In addition, as previously announced, the Company conducted an all cash tender offer and repurchased a total of 33,016,016 Class A ordinary shares tendered (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs) for a total consideration of approximately HK$300 million. These shares were repurchased and canceled on November 8, 2024.

[1] Adjusted income/(loss) from operations and adjusted net income/(loss) are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] On May 10, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 26, 2025 (7:00 p.m. Beijing/Hong Kong time on March 26, 2025).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI822b4edc673942e382e2354f17702df3

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income/(loss) from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	465,153	256,631	315,940	43,284	1,652,992	1,247,092	170,851
Paid membership	455,906	459,387	420,215	57,569	1,826,557	1,761,978	241,390
Vocational training	169,272	105,058	83,984	11,506	565,585	468,111	64,131
Others	47,966	23,944	39,073	5,353	153,755	121,724	16,676
Total revenues	1,138,297	845,020	859,212	117,712	4,198,889	3,598,905	493,048
Cost of revenues	(465,197)	(304,879)	(318,547)	(43,641)	(1,903,041)	(1,418,076)	(194,276)
Gross profit	673,100	540,141	540,665	74,071	2,295,848	2,180,829	298,772

Selling and marketing expenses	(527,604)	(388,049)	(316,198)	(43,319)	(2,048,090)	(1,599,186)	(219,088)
Research and development expenses	(232,585)	(179,261)	(146,613)	(20,086)	(901,452)	(732,553)	(100,359)
General and administrative expenses	(91,069)	(57,161)	(65,988)	(9,040)	(418,531)	(330,173)	(45,234)
Total operating expenses	(851,258)	(624,471)	(528,799)	(72,445)	(3,368,073)	(2,661,912)	(364,681)

(Loss)/Income from operations	(178,158)	(84,330)	11,866	1,626	(1,072,225)	(481,083)	(65,909)

Other income/(expenses):
Investment income	12,279	13,679	13,049	1,788	41,695	65,441	8,965
Interest income	38,828	31,136	26,311	3,605	158,671	114,964	15,750
Fair value change of financial instruments	14,780	6,887	30,698	4,206	(5,170)	78,405	10,741
Exchange (losses)/gains	(937)	(1,097)	1,701	233	97	1,013	139
Others, net	15,032	23,799	113	15	49,236	42,902	5,878

(Loss)/Income before income tax	(98,176)	(9,926)	83,738	11,473	(827,696)	(178,358)	(24,436)
Income tax (expenses)/benefits	(4,929)	949	2,663	365	(11,832)	9,391	1,287
Net (loss)/income	(103,105)	(8,977)	86,401	11,838	(839,528)	(168,967)	(23,149)
Net income attributable to noncontrolling interests	(666)	(1,514)	(127)	(17)	(4,113)	(2,835)	(388)
Net (loss)/income attributable to Zhihu Inc.’s shareholders	(103,771)	(10,491)	86,274	11,821	(843,641)	(171,802)	(23,537)

Net (loss)/income per share
Basic	(0.36)	(0.04)	0.34	0.05	(2.82)	(0.63)	(0.09)
Diluted	(0.36)	(0.04)	0.33	0.05	(2.82)	(0.63)	(0.09)

Net (loss)/income per ADS (One ADS represents three Class A ordinary shares)
Basic	(1.07)	(0.11)	1.01	0.14	(8.46)	(1.88)	(0.26)
Diluted	(1.07)	(0.11)	1.00	0.14	(8.46)	(1.88)	(0.26)

Weighted average number of ordinary shares outstanding
Basic	291,056,615	277,309,431	256,257,971	256,257,971	299,132,894	273,560,865	273,560,865
Diluted	291,056,615	277,309,431	259,990,323	259,990,323	299,132,894	273,560,865	273,560,865

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	1,575	1,016	(314)	(43)	9,751	3,949	542
Selling and marketing expenses	(7,001)	547	269	37	13,882	(1,975)	(271)
Research and development expenses	(57)	6,233	(6,436)	(882)	49,847	7,916	1,084
General and administrative expenses	12,983	(14,767)	14,261	1,954	91,176	49,372	6,764

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,106,639	3,999,160	547,883
Term deposits	1,586,469	320,088	43,852
Short-term investments	1,769,822	538,816	73,817
Restricted cash	-	900	123
Trade receivables	664,615	420,636	57,627
Amounts due from related parties	18,319	41,588	5,698
Prepayments and other current assets	232,016	163,446	22,392
Total current assets	6,377,880	5,484,634	751,392
Non-current assets:
Property and equipment, net	10,849	8,490	1,163
Intangible assets, net	122,645	54,534	7,471
Goodwill	191,077	126,344	17,309
Long-term investments, net	44,621	51,176	7,011
Right-of-use assets	40,211	7,151	980
Other non-current assets	7,989	623	85
Total non-current assets	417,392	248,318	34,019
Total assets	6,795,272	5,732,952	785,411
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,038,531	835,688	114,489
Salary and welfare payables	342,125	275,260	37,710
Taxes payables	21,394	22,081	3,025
Contract liabilities	303,574	235,539	32,269
Amounts due to related parties	26,032	6,825	935
Short term lease liabilities	42,089	17,308	2,371
Other current liabilities	171,743	131,955	18,078
Total current liabilities	1,945,488	1,524,656	208,877
Non-current liabilities
Long term lease liabilities	3,642	1,823	250
Deferred tax liabilities	22,574	6,830	936
Other non-current liabilities	121,958	3,957	541
Total non-current liabilities	148,174	12,610	1,727
Total liabilities	2,093,662	1,537,266	210,604

Total Zhihu Inc.’s shareholders’ equity	4,599,810	4,136,123	566,647
Noncontrolling interests	101,800	59,563	8,160
Total shareholders’ equity	4,701,610	4,195,686	574,807

Total liabilities and shareholders’ equity	6,795,272	5,732,952	785,411

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss)/Income from operations	(178,158)	(84,330)	11,866	1,626	(1,072,225)	(481,083)	(65,909)
Add:
Share-based compensation expenses	7,500	(6,971)	7,780	1,066	164,656	59,262	8,119
Amortization of intangible assets resulting from business acquisitions	5,365	3,490	3,490	478	19,585	16,460	2,255
Adjusted (loss)/income from operations	(165,293)	(87,811)	23,136	3,170	(887,984)	(405,361)	(55,535)

Net (loss)/income	(103,105)	(8,977)	86,401	11,838	(839,528)	(168,967)	(23,149)
Add:
Share-based compensation expenses	7,500	(6,971)	7,780	1,066	164,656	59,262	8,119
Amortization of intangible assets resulting from business acquisitions	5,365	3,490	3,490	478	19,585	16,460	2,255
Tax effects on non-GAAP adjustments	(1,069)	(600)	(600)	(82)	(3,806)	(3,025)	(414)
Adjusted net (loss)/income	(91,309)	(13,058)	97,071	13,300	(659,093)	(96,270)	(13,189)